

03051577

UF 12-4-03

SO 12/8/03

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC MAIL RECEIVED PROCESSING
DEC - 1 2003
WASH. D.C. 156 SECTION

SEC FILE NUMBER
8- 18414

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING October 1, 2002 (MM/DD/YY) AND ENDING September 30, 2003 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Van Clemens & Co., Incorporated

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

527 Marquette Avenue South
(No. and Street)

Minneapolis (City) — Minnesota (State) — 55402 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
Cynthia M. Jenkins — (612) 758-9141 (Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Stirtz Bernards Boyden Surdel & Larter, P.A.
(Name – *if individual, state last, first, middle name*)

7200 Metro Boulevard (Address) — Edina (City) — Minnesota (State) — 55439 (Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED
DEC 12 2003
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

01/20

OATH OR AFFIRMATION

I, Cynthia M. Jenkins, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Van Clemens & Co., Incorporated, as of September 30, 20 03, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

____

____

____

Cynthia Jenkins
Signature

President
Title

Michael J. Ross Nov 26 2003
Notary Public



MICHAEL J. ROSS
NOTARY PUBLIC
STATE OF MINNESOTA
MY COMM. EXPIRES 1/31/2008

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☒ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☒ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☒ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-3 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☒ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

VAN CLEMENS & CO. INCORPORATED

FINANCIAL STATEMENTS AND SUPPORTING SCHEDULES
PURSUANT TO RULE 17a-5 OF THE
SECURITIES AND EXCHANGE COMMISSION

YEAR ENDED SEPTEMBER 30, 2003

VAN CLEMENS & CO. INCORPORATED

FINANCIAL STATEMENTS AND SUPPORTING SCHEDULES
PURSUANT TO RULE 17a-5 OF THE
SECURITIES AND EXCHANGE COMMISSION

YEAR ENDED SEPTEMBER 30, 2003

TABLE OF CONTENTS

STIRTZ BERNARDS BOYDEN SURDEL & LARTER, P.A.

CERTIFIED PUBLIC ACCOUNTANTS AND BUSINESS ADVISORS

To the Board of Directors
Van Clemens & Co. Incorporated
Minneapolis, Minnesota

INDEPENDENT AUDITORS' REPORT

We have audited the accompanying statement of financial condition of Van Clemens & Co. Incorporated as of September 30, 2003, and the related statements of operations, changes in stockholders' equity and cash flows for the year then ended that you are filing pursuant to rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Van Clemens & Co. Incorporated at September 30, 2003, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Our audit was made for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in Schedules 1, 2 and 3 is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in our audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Stirtz Bernards Boyden Surdel + Larter PA

Edina, Minnesota
November 24, 2003

A member of Moores Rowland International an Association of Accounting Firms throughout the world.
FINANCIAL PLAZA • 7200 METRO BLVD • EDINA MN 55439 • 952-831-6499 • FAX 952-831-1219 • www.sbbsl.com

VAN CLEMENS & CO. INCORPORATED

STATEMENT OF FINANCIAL CONDITION

SEPTEMBER 30, 2003

ASSETS

Cash	$ 251,948
Receivables from brokers or dealers – clearing deposit	18,232
Securities owned:	
Marketable, at market value	14,671
Furniture and equipment, less accumulated depreciation of $3,636	3,602
Unsecured non-interest bearing receivable due on demand from stockholder and employees	149,651
Lease deposit and prepaid expenses	14,506
	$ 452,610

LIABILITIES AND STOCKHOLDERS' EQUITY

Accounts payable	$ 6,648
Payable to Hart Securities Corporation	166,350
Accrued liabilities	53,505
	226,503
Stockholders' equity:	
Common stock, par value $.10 per share, authorized 100,000 shares; issued and outstanding 63,000 shares	6,300
Additional paid-in capital	40,500
Retained earnings	179,307
Total stockholders' equity	226,107
	$ 452,610

See Notes to Financial Statements.

VAN CLEMENS & CO. INCORPORATED

STATEMENT OF OPERATIONS

YEAR ENDED SEPTEMBER 30, 2003

Revenue:	
Commissions	$ 1,571,632
Loss on trading accounts	(390)
Interest and dividends	19,945
Total revenue	1,591,187
Expenses:	
Commissions and compensation	1,050,269
Communications	69,803
Occupancy	69,343
Regulatory and professional fees	175,837
Management fees – Hart Securities Corporation	198,000
Other expenses	27,732
Total expenses	1,590,984
Net income	$ 203

See Notes to Financial Statements.

VAN CLEMENS & CO. INCORPORATED

STATEMENT OF CHANGES IN STOCKHOLDERS' EQUITY

YEAR ENDED SEPTEMBER 30, 2003

	Common Stock	Additional Paid-In Capital	Retained Earnings	Total
BALANCE, September 30, 2002	$ 6,300	$ 40,500	$ 179,104	$ 225,904
Net income	-	-	203	203
BALANCE, September 30, 2003	$ 6,300	$ 40,500	$ 179,307	$ 226,107

See Notes to Financial Statements.

VAN CLEMENS & CO. INCORPORATED

STATEMENT OF CASH FLOWS

YEAR ENDED SEPTEMBER 30, 2003

Cash flows from operating activities:		
Net income	$	203
Adjustments to reconcile net income to net cash flows from operating activities:		
Depreciation		800
Change in:		
Receivable from brokers or dealers		(124)
Securities in trading accounts		283
Unsecured receivable from stockholder and employees		(3,570)
Lease deposit and prepaid expenses		(3,620)
Accounts payable		(4,111)
Payable to Hart Securities Corporation		166,350
Accrued liabilities		47,793
Net cash flows from operating activities		204,004
Cash flows from investing activities:		
Purchases of furniture and equipment		(4,100)
Net change in cash		**199,904**
Cash, beginning of year		52,044
Cash, end of year	**$**	**251,948**

See Notes to Financial Statements.

VAN CLEMENS & CO. INCORPORATED

NOTES TO FINANCIAL STATEMENTS

YEAR ENDED SEPTEMBER 30, 2003

1. Summary of Significant Accounting Policies

Nature of Business

The Company is a registered broker-dealer with an office in Minnesota. The Company is engaged in the business of buying and selling securities but does not hold customer securities or funds. The Company's securities owned are held by another broker-dealer and its receivables are from that broker-dealer.

Securities Transactions

Securities transactions are recorded on a settlement date basis, generally the third business day following the transaction date. Commission revenues and related expense on transactions executed, but not settled at September 30, 2003, were not material.

Securities Owned

Securities in trading accounts are valued at market value. Revenue from principal transactions includes the change in unrealized appreciation or depreciation of securities owned.

Furniture and Equipment

Furniture and equipment are recorded at cost. Depreciation is computed using the accelerated method at rates based upon estimated useful lives of five to ten years. Depreciation expense was $800 for the year ended September 30, 2003.

Income Taxes

The stockholders of Van Clemens & Co. Incorporated (the Company) have elected to have the Company treated as an "S corporation" for income tax purposes. Pursuant to this election, the taxable income is reported on the personal tax returns of the stockholders; consequently, no provision has been made for corporate income taxes.

Pervasiveness of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Advertising

The Company expenses advertising expenses as incurred. Advertising costs charged to expense was $856.

(Continued)

VAN CLEMENS & CO. INCORPORATED

NOTES TO FINANCIAL STATEMENTS

YEAR ENDED SEPTEMBER 30, 2003

2. Securities Owned

Marketable securities owned consist of securities at quoted market values, as follows:

Money market accounts	$	12,256
Corporate stocks		2,415
	$	14,671

3. Fair Value of Financial Instruments

Substantially all of the Company's financial assets are carried at market value or at amounts which, because of their short-term nature, approximate current fair value. Financial instruments, which potentially subject the Company to concentration of credit risk, consist primarily of cash deposits in excess of federally insured limits. No significant losses have been incurred on financial instruments during the year.

4. Revenue Recognition and Management Fees

The Company stockholders have agreed in principle to sell their shares to Hart Securities Corporation subject to the approval of regulatory authorities. In connection with this transaction, Hart Securities Corporation has agreed to reimburse the Company for certain operating expenses incurred in the operation of the Company. The Company has also agreed to pay management fees to Hart Securities Corporation to the extent of any profits earned on its operations. The Company recognized management fees of $198,000 in the financial statements for the year ended September 30, 2003.

5. Operating Lease

The Company entered into an operating lease agreement for its office facilities. The lease provides for annual rent increases and expires in July 2008. The Company is required to pay a proportionate share of operating costs in addition to the monthly base rent. For financial statement purposes, the rent expense is recognized on a straight-line basis over the lease term. Rent expense for the year ended September 30, 2003, was $28,566.

Minimum annual base lease obligations are as follows:

Years Ended September 30:		
2004	$	32,675
2005		36,937
2006		41,199
2007		45,461
2008		40,844
Total	$	197,116

(Continued)

VAN CLEMENS & CO. INCORPORATED

NOTES TO FINANCIAL STATEMENTS

YEAR ENDED SEPTEMBER 30, 2003

6. Commitments

The Company has a buy-out arrangement with its stockholders providing for the purchase of their stock by the Company in the event of death of the stockholders. As of September 30, 2003, the Company's contingent liability was approximately $135,000, which would be payable in five annual installments.

7. Net Capital Requirements

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (Rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. At September 30, 2003, the Company had net capital of $55,688, which was $31,576 in excess of its required net capital of $24,112. The Company's ratio of aggregate indebtedness to net capital was 6.5 to 1.

SUPPLEMENTAL INFORMATION

VAN CLEMENS & CO. INCORPORATED

SCHEDULE 1 – COMPUTATION OF NET CAPITAL UNDER RULE 15c3-1

AS OF SEPTEMBER 30, 2003

Net capital:	
Total stockholders' equity:	$ 226,107
Non-allowed assets and/or charges:	
Restricted securities	2,415
Furniture and equipment	3,602
Receivable from stockholder and employees	149,651
Lease deposit and prepaid expenses	14,506
	170,174
Net capital before haircuts on securities	55,933
Haircuts on securities:	
Other	245
Total net capital	**$ 55,688**
Aggregate indebtedness:	
Accounts payable	$ 6,648
Payable to Hart Securities Corporation	166,350
Accrued liabilities	53,505
Contingent liability on stockholders' buy-out arrangement upon death	135,000
Total aggregate indebtedness	**$ 361,503**
Net capital requirement:	
Greater of $6^{2}/_{3}$% of aggregate indebtedness, $5,000 or market making criteria	$ 24,112
Excess net capital	31,576
Total net capital	**$ 55,688**
Ratio of aggregate indebtedness to net capital	**6.5 to 1**

See Independent Auditors' Report.

VAN CLEMENS & CO. INCORPORATED

SCHEDULE 1 – COMPUTATION OF NET CAPITAL UNDER RULE 15c3-1 (CONTINUED)

AS OF SEPTEMBER 30, 2003

RECONCILATION PURSUANT TO PARAGRAPH (d) (4) OF RULE 17a-5

Stockholders' equity per Company focus filing as of September 30, 2003		$ 319,616
Adjustments:		
Increase in depreciation expense	$ (800)	
Increase in payable to Hart Securities Corporation	(86,350)	
Increase accrued liabilities	(6,359)	(93,509)
Stockholders' equity per annual report as of September 30, 2003		**$ 226,107**
Non-allowable assets per focus filing as of September 30, 2003		$ 171,206
Adjustments:		
Decrease in furniture and equipment, net	$ (800)	
Other	(232)	(1,032)
Non-allowable assets per annual report as of September 30, 2003		**$ 170,174**
Net capital per Company focus filing as of September 30, 2003		$ 148,165
Audit adjustments to decrease stockholders' equity	$ (93,509)	
Change in non-allowable assets due to audit adjustments	1,032	(92,477)
Net capital per annual report as of September 30, 2003		**$ 55,688**
Aggregate indebtedness per Company focus filing as of September 30, 2003		$ 268,794
Adjustment of accrued liabilities	$ 6,359	
Adjustment of payable to Hart Securities Corporation	86,350	92,709
Aggregate indebtedness per annual report as of September 30, 2003		**$ 361,503**

See Independent Auditors' Report.

VAN CLEMENS & CO. INCORPORATED

SCHEDULE 2 – COMPUTATION FOR DETERMINATION OF RESERVE REQUIREMENTS UNDER RULE 15c3-3

AS OF SEPTEMBER 30, 2003

	Credits	Debits
Credit balances:		
Free credit balances and other credit balance in customers' security accounts	$ -	
Customers' securities failed to receive	-	
Credit balances in firm accounts attributable to principal sales to customers	-	
Debit balances:		
Debit balances in customers' cash accounts excluding unsecured accounts and accounts doubtful of collection		$ -
Less 1% haircut on aggregate customer debit balance		-
Fail-to-deliver of customers' securities not older than 30 calendar days (including debit balances in continuous net settlement accounts)		-
	$ -	$ -
Excess of total credit over total debits	None	
Required deposit (105% of excess of total credits over total debits)	None	
Amount held on deposit in "Reserve Bank Account" at September 30, 2003	None	

There were no material differences in the computation for determination of reserve requirements between the amounts included in Part II of Form X-17a-5 and the above audited computations.

See Independent Auditors' Report.

VAN CLEMENS & CO. INCORPORATED

SCHEDULE 3 – INFORMATION FOR POSSESSION OR CONTROL REQUIREMENTS UNDER RULE 15c3-3

AS OF SEPTEMBER 30, 2003

	Number of Items	Market Valuation
Customers' fully paid securities not in the respondent's possession or control as of the report date, for which instructions to reduce to possession or control had been issued as of the report date, but for which the required action was not taken by respondent within the time frames specified under Rule 15c3-3.	-	$ -
Customers' fully paid securities for which instructions to reduce to possession or control had not been issued as of the report date excluding items arising from "temporary lags which result from normal business operations" as permitted under Rule 15c3-3.	-	$ -

See Independent Auditors' Report.

STIRTZ BERNARDS BOYDEN SURDEL & LARTER, P.A.

CERTIFIED PUBLIC ACCOUNTANTS AND BUSINESS ADVISORS

Independent Auditors' Report on Internal
Accounting Control Required by Sec. Rule 17a-5


SEC MAIL PROCESSING
RECEIVED
DEC - 1 2003
WASH. D.C.
158
SECTION

Board of Directors
Van Clemens & Co. Incorporated

In planning and performing our audit of the financial statements and supplemental schedules of Van Clemens & Co. Incorporated for the year ended September 30, 2003, we considered its internal control, including control activities for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on internal control.

Also, as required by rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company including tests of such practices and procedures that we considered relevant to the objectives stated in rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons.

2. Recordation of differences required by rule 17a-13.

3. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives.

Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit preparation of financial statements in conformity with accounting principles generally accepted in the United States of America. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control or the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

Our consideration of internal control would not necessarily disclose all matters in internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control components does not reduce to a relatively low level the risk that error or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving internal control, including control activities for safeguarding securities, that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities and Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at September 30, 2003, to meet the SEC's objectives.

This report is intended solely for the information and use of the board of directors, management, the SEC, NASD, and other regulatory agencies which rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and it not intended to be and should not be used by anyone other than these specified parties.



Edina, Minnesota
November 24, 2003